

File No. 82-173

29 April 2003


03050873


MAY 12 2003

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

per **MARIAN GIBNEY**
Secretary and General Counsel

encl

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
***Telephone** (07) 3833 8000 Facsimile (07) 3832 2426 Website www.mim.com.au*

File No. 82-173




RECEIVED
MAY 12 2003
187
PROCESSING
SECTION

Information Release

29 April 2003

THIRD QUARTER PRODUCTION REPORT 2002/03
FOR 3 MONTHS TO 31 MARCH 2003

Compared with the previous March quarter:

Copper production:

- down at Mount Isa and Alumbrera with lower ore grades at both and mining interruptions at Mount Isa;
- increased output at Ernest Henry on higher throughput, grades and recovery

Coal production:

- down as foreshadowed at Oaky Creek due to an extended longwall panel change;
- increased at NCA

Zinc-lead production:

- down at Mount Isa on lower zinc and lead grades, and lower mill throughput partly due to increased processing of copper ore; George Fisher production increased
- marginal reduction at McArthur River due to lower grades despite throughput increases

Gold production:

- doubled at Ravenswood; lower at Alumbrera; higher at Ernest Henry

Rolleston thermal coal project approved - large-scale mining operation to commence in second half of calendar 2004

Exit from loss making European zinc smelters concluded with February closure of the Avonmouth smelter

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (+61 7) 3833 8000 Facsimile (+61 7) 3832 2426 Website www.mim.com.au


MIM


SEC MAIL PROCESSING
RECEIVED
MAY 1 2 2003
WASH. D.C. 187 SECTION

Production summaries by operation

Copper, copper-gold

Mount Isa

Total copper output from Mount Isa was 4% lower than for the previous March quarter.

Mill throughput was limited by lower mine output following mine dewatering problems. Ore grades were also lower reflecting the progression to a lower cut-off grade. The shortfall of ore available to the concentrator was partly compensated by increased slag throughput which totalled506 kt. Copper in total concentrate production, although higher than for the December 2002 quarter, was 9% lower than for the previous March quarter.

Smelter anode output was limited by significantly reduced converter availability during January and February caused by premature refractory brick failure of one vessel, and delays resulting from blocked tuyeres due to loss of power following a lightning strike. Normal availability was restored for March with 22 500 tonnes of copper anode produced in that month. Output of refined copper at Townsville was lower in line with smelter production.

Ernest Henry

MIM's share of copper and gold in concentrate production increased by 121% and 115% respectively compared with the previous March quarter (13% and 9% higher respectively on a comparable ownership basis). The increases resulted from higher throughput and ore grades, and higher copper recovery. The higher copper recovery rate and lower gold recovery rate, compared with the previous March quarter, were consistent with the mix of ore types processed.

Alumbrera (MIM 50%)

Copper and gold in concentrate production were 19% and 29% lower respectively than for the previous March quarter primarily due to lower ore grades which declined to life-of-mine averages. Mill throughput was 17% higher than for the previous March quarter but was lower than expected following a slower than anticipated ramp-up of the expanded processing circuits. Post-commissioning optimisation work continued during the quarter to progressively increase total mill throughput. Ore grades were also lower than expected from the upper levels of a new ore zone in the pit. Overall gold recovery rates to concentrate and doré remained at a similar level to that for the previous March quarter despite the lower grades, while the copper recovery rate was lower due to the combination of lower ore grade and ore type. The proportion of gold recovered in doré was higher than for the previous March quarter.

Coal

Oaky Creek (MIM 75%)

As foreshadowed in the December quarter report, output of product coal declined for the March quarter due to an extended longwall move at the Oaky North mine and low run of mine coal stocks at the start of January. The longwall move took longer than scheduled further limiting run of mine coal output.

Total product coal output was 16% lower than for the previous March quarter.


MIM

Increased coal output from the open cut and No.1 underground mine partly compensated for the reduction from Oaky North but wet weather restricted the increase in open cut output.

Newlands-Collinsville-Abbot Point (MIM 75%)

Output of product coal was 3% higher than for the previous March quarter despite interruptions to open cut production due to wet weather in February and underground longwall production delays caused by water inflow from an aquifer. Production returned to normal levels during April.

Lead-Zinc

Mount Isa

Total lead-zinc ore mined was higher than for the previous March quarter, the George Fisher mine reaching an annualised rate of 2.3 million t/yr for the month of March. However, quarterly production of zinc in concentrate, and lead-silver bullion was lower (down 8% and 27% respectively) due to lower ore grades and mill throughput combined with lower metallurgical recovery rates. Mill throughput of lead-zinc ore was limited by lower ore output from the Isa Lead mine and processing of 202 kt of copper ore through the lead-zinc infrastructure. A shortage of lead-silver concentrate and smelter interruptions limited lead-silver bullion production at the smelter.

At **Northfleet**, output of refined lead from Mount Isa sourced bullion increased by 5% compared with the previous March quarter although silver output declined 17% due to equipment failure. The consequent build up of silver inventory will be reduced during the June quarter. Overall refined lead output was 7% lower largely due to lower output from Avonmouth which was closed in February.

With the cessation of lead-silver bullion supply from the Avonmouth zinc smelter significantly reducing the feed available to the No.2 refinery at Northfleet, a proposal to close this refinery was put to the workforce and trade unions in late March. The proposal is subject to a consultation period of at least 30 days.

McArthur River (MIM 75%)

Zinc concentrate production was 6% lower than for the previous March quarter due to lower ore grade and lower zinc recovery rate partly compensated by a higher throughput rate. Mill throughput was 5% higher than for the previous March quarter although lower than that achieved for recent quarters due to production interruptions caused by regional flooding.

Zinc Smelters

Production at the Avonmouth zinc smelter ceased on 23 February 2003. The closure completes MIM's exit from its two European zinc smelters.

Gold

Ravenswood

Output of gold was 134% more than in the previous March quarter due to higher throughput rate from the expanded mill. Mill throughput increased to an annualised rate of nearly 4.6 million tonnes for the quarter, while gold recovery was marginally lower.


MIM

During the quarter MIM's wholly owned subsidiary Carpentaria Gold acquired the Haoma NL gold mining and processing interests at Ravenswood, North Queensland, increasing MIM's access to the Ravenswood processing capacity to 100%.

Projects

Mount Isa copper open pit study

Pre-feasibility study work focused on improving geological and metallurgical definition for a proposed open pit. The extensive drilling programme continued during the quarter with 13 307 metres of drilling completed. Additional geotechnical holes will provide information for the design of the proposed open pit.

Ernest Henry mine extension

Increased open pit and underground Mineral Resources were announced in February and followed the December quarter completion of a programme of drilling aimed at defining down dip extensions of copper–gold mineralisation.

Evaluation of this deep resource continues.

Rolleston Project

On 6 March the Company announced that it would proceed with the development of the Rolleston thermal coal project in Central Queensland. This large-scale mining operation is scheduled to commence production in second half of calendar 2004, initially at a rate of 6 million tonnes per year (mt/yr) and rising to 8 mt/yr in FY2007. Following a competitive tendering process, Queensland Rail was selected as the preferred tenderer for the provision of coal haulage services.

Feasibility study into on-site zinc metal production at McArthur River

Feasibility study work continued on a proposal to change the McArthur River mine from an underground to an open pit operation, to increase zinc output to around 450 000 t/yr of refined zinc metal on site. Target date for completion of the feasibility study is December 2003.

In January a Notice of Intent for the proposed expansion was lodged with the Northern Territory Department of Business, Industry and Resource Development. Draft Environment Impact Study (EIS) guidelines were released by the Minister of Environment and Heritage in February with final guidelines released in early April. The Company is targeting a September 2003 quarter completion of its draft EIS.

Exploration

MIM continued an active exploration programme for copper, gold and coal near existing operations, in other regions in Australia, and internationally.

Expenditure on exploration and resource definition during the quarter was $6.9 million and included $0.4 million for coal exploration and reserve extension.


MIM

In Australia, a total of 3 522 metres of exploration drilling was completed on metalliferous projects (excluding resource extension drilling at Mount Isa and Ernest Henry). 77 kms of ground geophysical surveys were completed.

- Mount Isa Mining Lease, Queensland - Drilling two kilometres north of the Enterprise Mine intersected weak copper mineralisation coincident with the projected position of the 3500 orebody. Future evaluation of the area between this latest drilling and the current known northern extension of the 3500 orebody will be conducted from underground development.
- Northwest Queensland - *Ernest Henry mine environs* - Drilling on defined geological and geophysical targets within the Carpentaria Joint Venture has located broad zones of low grade copper mineralisation. Follow up drilling is planned for the June quarter.
- Northeast Queensland - A largely untested gold bearing system is being explored in the Greenvale area. Detailed mapping, sampling and geophysical surveys are being undertaken.
- South Australia - Detailed MIMDAS has now been completed over priority areas in Gawler Craton. Positive chargeability responses have been received from two targets. Drilling to commence shortly.
- Western Australia – further positive results were received from drilling at the Snake Well Joint Venture (Giralia Resources NL). Intersections from the latest phase of drilling included 20m @ 3.08 g/t Au from 64 metres (Mixy Lode), 4m @ 14.8 g/t Au from 144m (beneath the previously estimated "A Zone" Indicated Resource of 460,000 t @ 3.11 g/t Au), and 4m @ 5.46 g/t Au from 24m (Calisi Lode). Re-sampling using 1m intervals on selected anomalous composite samples from previous drill holes has also returned high-grade lode intersections including 12m @ 4.38 g/t from 46m (Calisi Lode 2) and 14m @ 9.95 g/t from surface (Mixy Lode).

Internationally:

A total of 2 866 metres of drilling was completed on copper and gold exploration projects.

Argentina:

- La Pampa - Drill testing has been completed at the Naty 2B prospect where significant, but sub-economic, copper mineralisation has been encountered. Reconnaissance work is continuing in the district.

Chile:

- Rapid screening of porphyry targets using MIMDAS continued.

Dominican Republic:

- Ampliacion Pueblo Viejo - Drilling at the La Lechoza prospect located 6km northeast of the formerly producing Pueblo Viejo gold mine has returned strong, consistent gold and copper values near surface over a strike length of 260 meters in oxide and mixed zones. Additional drilling is planned.

Outlook

Despite a relatively weak operating result for the March quarter and lower A$ prices for all of its products, MIM expects to achieve a net profit after tax for the June half 2003 from continuing operations in the range of $50 million to $65 million ($33.2m December half 2002). This is subject to ongoing prices and exchange movements, as always, and heavy shipping schedules in the next two months.


MIM

Mount Isa copper

Copper smelter anode output is expected to be higher than for the March quarter level with improved converter availability and anticipated lower air quality control interruptions during the June quarter. The target anode production for FY2003 has been revised to around 225 kt assuming the smelter rebrick is not required until the September quarter as planned (refer comment below). Sales of copper concentrate in excess of smelter requirements are being maximised at the current very low spot terms. Mine output of copper ore should steadily improve through the quarter as operating conditions improve and stope filling and development rates return to normal.

The copper ISASMELT has been in production for a record 31 months since the last rebrick (previous record 24 months). The condition of the refractory bricks continues to be closely monitored and preparations have been made should a rebrick be required ahead of the scheduled September quarter 2003 smelter shut down.

Ernest Henry

Concentrate production for the June quarter is expected to be lower than for the March quarter due to lower ore grades.

Alumbrera

Concentrate production for the June quarter is expected to be higher than for the March quarter resulting in a similar annual production performance to the previous year.

Oaky Creek

Product coal output for the June quarter is expected to be higher than in the March quarter. Product coal output for FY2003 is expected to match the 9 million t/yr (100% basis) achieved for FY2002.

Newlands-Collinsville-Abbot Point

Product coal output for the June quarter is expected to be higher than in the March quarter.

Mount Isa lead-zinc

Further increases in output at the George Fisher mine and higher Isa Lead mine output is expected to increase zinc in concentrate and lead-silver bullion production for the June quarter when compared with the March quarter.

McArthur River

Increased mill throughput is expected to result in increased zinc in concentrate production for the June quarter when compared with the March quarter.

Ravenswood

With ore throughput now having reached the planned rate of 5 million t/yr, gold production for the June quarter is expected to exceed that for the March quarter.


MIM

VP Gauci
Managing Director
29 April 2003

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:
Collin Myers
General Manager Corporate Affairs
Bus: + 61 (0) 7 3833 8285
Mobile: + 61 (0) 419 703 145

Investors:
Allan Ryan
Principal Adviser Investor Relations
Bus: + 61 (0) 7 3833 8295
Mobile: + 61 (0) 419 781 380



Production Summary

Note: All data shown is MIM's Share of production

			3 months to 31 Mar 2003	3 months to 31 Mar 2002	**9 months to 31 Mar 2003**	9 months to 31 Mar 2002
Mount Isa Copper						
Metal Production Summary						
Anode Copper		t	**54,905**	59,930	**167,863**	175,353
Copper in Other Products	[1]	t	**12,965**	10,822	**37,988**	40,469
Total Copper		t	**67,870**	70,752	**205,851**	215,822
Refined Copper		t	**52,112**	56,746	**161,439**	176,983
Gold in Refinery Slimes		oz	**35,914**	28,795	**112,652**	112,564
Production performances						
Ore Mined - 1100 O/B		t	**542,176**	777,575	**1,897,783**	2,474,370
Ore Mined - Enterprise		t	**618,916**	647,754	**1,927,934**	1,858,731
Ore Milled		t	**1,129,248**	1,438,696	**3,859,126**	4,429,539
Copper grade - ore		%	**3.73**	4.05	**3.49**	3.69
Copper recovery - ore	[2]	%	**92.1**	93.7	**91.3**	93.1
Total Concentrate (includes conc from reprocessed slag)	[2]	dmt	**177,702**	204,814	**520,053**	574,772
Copper in concentrate		t	**52,028**	57,104	**150,708**	160,745
Smelter Recovery		%	**93.2**	92.6	**92.1**	93.1
Ernest Henry Concentrate Tonnes Smelted		t	**110,500**	89,309	**341,845**	269,737
Ernest Henry (100% Share) [3]						
Metal Production Summary						
Copper in Concentrate		t	**28,817**	13,050	**90,518**	39,479
Gold in Concentrate		oz	**34,795**	16,208	**112,918**	50,093
Production performances						
Total Material Mined		t	**15,318,410**	6,975,787	**45,799,732**	23,119,700
Ore Mined		t	**2,299,451**	1,154,394	**7,968,990**	3,921,479
Ore Milled		t	**2,674,657**	1,295,512	**7,805,185**	3,980,178
Copper grade		%	**1.17**	1.12	**1.26**	1.10
Gold grade		g/t	**0.57**	0.56	**0.64**	0.54
Concentrate		dmt	**100,829**	45,385	**309,706**	138,455
Copper recovery		%	**92.0**	90.3	**92.1**	90.2
Gold recovery		%	**70.6**	72.8	**70.3**	69.7


MIM

Production Summary

Note: All data shown is MIM's Share of production

			3 months to 31 Mar 2003	3 months to 31 Mar 2002	**9 months to 31 Mar 2003**	9 months to 31 Mar 2002
Mount Isa Copper						
Metal Production Summary						
Anode Copper		t	**54,905**	59,930	**167,863**	175,353
Copper in Other Products	[1]	t	**12,965**	10,822	**37,988**	40,469
Total Copper		t	**67,870**	70,752	**205,851**	215,822
Refined Copper		t	**52,112**	56,746	**161,439**	176,983
Gold in Refinery Slimes		oz	**35,914**	28,795	**112,652**	112,564
Production performances						
Ore Mined - 1100 O/B		t	**542,176**	777,575	**1,897,783**	2,474,370
Ore Mined - Enterprise		t	**618,916**	647,754	**1,927,934**	1,858,731
Ore Milled		t	**1,129,248**	1,438,696	**3,859,126**	4,429,539
Copper grade - ore		%	**3.73**	4.05	**3.49**	3.69
Copper recovery - ore	[2]	%	**92.1**	93.7	**91.3**	93.1
Total Concentrate (includes conc from reprocessed slag)	[2]	dmt	**177,702**	204,814	**520,053**	574,772
Copper in concentrate		t	**52,028**	57,104	**150,708**	160,745
Smelter Recovery		%	**93.2**	92.6	**92.1**	93.1
Ernest Henry Concentrate Tonnes Smelted		t	**110,500**	89,309	**341,845**	269,737

		3 months to 31 Mar 2003	3 months to 31 Mar 2002	**9 months to 31 Mar 2003**	9 months to 31 Mar 2002
Ernest Henry (100% Share) [3]					
Metal Production Summary					
Copper in Concentrate	t	**28,817**	13,050	**90,518**	39,479
Gold in Concentrate	oz	**34,795**	16,208	**112,918**	50,093
Production performances					
Total Material Mined	t	**15,318,410**	6,975,787	**45,799,732**	23,119,700
Ore Mined	t	**2,299,451**	1,154,394	**7,968,990**	3,921,479
Ore Milled	t	**2,674,657**	1,295,512	**7,805,185**	3,980,178
Copper grade	%	**1.17**	1.12	**1.26**	1.10
Gold grade	g/t	**0.57**	0.56	**0.64**	0.54
Concentrate	dmt	**100,829**	45,385	**309,706**	138,455
Copper recovery	%	**92.0**	90.3	**92.1**	90.2
Gold recovery	%	**70.6**	72.8	**70.3**	69.7


MIM

Production Summary

Note: All data shown is MIM's Share of production

			3 months to 31 Mar 2003	3 months to 31 Mar 2002	9 months to 31 Mar 2003	9 months to 31 Mar 2002
Alumbrera (50% Share)						
Metal Production Summary						
Copper in Concentrate		t	**20,585**	25,488	**71,342**	74,148
Gold in Concentrate		oz	**63,246**	93,915	**225,155**	265,866
Gold in Dore		oz	**8,498**	7,295	**23,526**	15,042
	Total Gold	oz	**71,744**	101,210	**248,681**	280,908
Silver in Concentrate		oz	**148,237**	202,558	**396,338**	549,115
Production performances						
Total Material Mined		t	**13,199,924**	12,714,640	**42,241,533**	41,804,807
Ore Mined	[4]	t	**4,944,148**	4,042,397	**15,977,510**	12,637,082
Low grade ore mined		t	**325,050**	537,699	**2,517,788**	757,562
Ore Milled		t	**4,187,881**	3,572,785	**12,556,262**	10,901,013
Copper grade		%	**0.54**	0.76	**0.62**	0.74
Gold grade		g/t	**0.67**	1.11	**0.77**	1.04
Concentrate		dmt	**77,540**	91,709	**263,869**	268,123
Copper recovery		%	**91.3**	94.0	**92.0**	92.5
Gold recovery		%	**79.3**	79.4	**79.3**	76.6
Oaky Creek (75% Share)						
Product coal						
Coking						
- Opencut		t	**549,002**	312,820	**1,311,137**	811,769
- No 1 Underground		t	**541,032**	267,608	**1,162,879**	584,745
- North		t	**273,468**	1,026,164	**2,329,348**	2,939,176
- Alliance		t	**0**	19,699	**0**	673,470
	Total	t	**1,363,502**	1,626,291	**4,803,364**	5,009,160
Newlands-Collinsville-Abbot Point Project (NCA) (75% Share)						
Product coal						
Collinsville						
Coking		t	**325,123**	289,763	**942,001**	913,526
Thermal		t	**702,694**	706,551	**2,022,033**	1,888,936
Newlands						
Thermal						
- Opencut		t	**798,540**	1,002,536	**2,466,734**	2,505,707
- Underground		t	**662,326**	421,160	**2,145,865**	1,934,356
	Total NCA	t	**2,488,683**	2,420,010	**7,576,633**	7,242,525



Production Summary

Note: All data shown is MIM's Share of production

			3 months to 31 Mar 2003	3 months to 31 Mar 2002	**9 months to 31 Mar 2003**	9 months to 31 Mar 2002
Alumbrera (50% Share)						
Metal Production Summary						
Copper in Concentrate		t	**20,585**	25,488	**71,342**	74,148
Gold in Concentrate		oz	**63,246**	93,915	**225,155**	265,866
Gold in Dore		oz	**8,498**	7,295	**23,526**	15,042
	Total Gold	oz	**71,744**	101,210	**248,681**	280,908
Silver in Concentrate		oz	**148,237**	202,558	**396,338**	549,115
Production performances						
Total Material Mined		t	**13,199,924**	12,714,640	**42,241,533**	41,804,807
Ore Mined	[4]	t	**4,944,148**	4,042,397	**15,977,510**	12,637,082
Low grade ore mined		t	**325,050**	537,699	**2,517,788**	757,562
Ore Milled		t	**4,187,881**	3,572,785	**12,556,262**	10,901,013
Copper grade		%	**0.54**	0.76	**0.62**	0.74
Gold grade		g/t	**0.67**	1.11	**0.77**	1.04
Concentrate		dmt	**77,540**	91,709	**263,869**	268,123
Copper recovery		%	**91.3**	94.0	**92.0**	92.5
Gold recovery		%	**79.3**	79.4	**79.3**	76.6
Oaky Creek (75% Share)						
Product coal						
Coking						
- Opencut		t	**549,002**	312,820	**1,311,137**	811,769
- No 1 Underground		t	**541,032**	267,608	**1,162,879**	584,745
- North		t	**273,468**	1,026,164	**2,329,348**	2,939,176
- Alliance		t	**0**	19,699	**0**	673,470
	Total	t	**1,363,502**	1,626,291	**4,803,364**	5,009,160
Newlands-Collinsville-Abbot Point Project (NCA) (75% Share)						
Product coal						
Collinsville						
Coking		t	**325,123**	289,763	**942,001**	913,526
Thermal		t	**702,694**	706,551	**2,022,033**	1,888,936
Newlands						
Thermal						
- Opencut		t	**798,540**	1,002,536	**2,466,734**	2,505,707
- Underground		t	**662,326**	421,160	**2,145,865**	1,934,356
	Total NCA	t	**2,488,683**	2,420,010	**7,576,633**	7,242,525

File No. 82-173


MIM

Production Summary

Note: All data shown is MIM's Share of production

		3 months to 31 Mar 2003	3 months to 31 Mar 2002	**9 months to 31 Mar 2003**	9 months to 31 Mar 2002
Mount Isa Lead-Zinc					
Metal Production Summary					
Zinc in Concentrate	t	**44,145**	47,775	**134,870**	145,670
Lead contained in Lead/Silver bullion	t	**29,099**	40,083	**97,962**	121,510
Silver in Lead/Silver bullion	oz	**2,383,459**	2,873,212	**7,726,809**	8,941,495
Production performances					
Ore Mined - Isa	t	**252,850**	282,576	**765,423**	915,845
Ore Mined - George Fisher	t	**522,108**	472,399	**1,523,199**	1,458,567
Ore Milled	t	**753,073**	780,568	**2,301,764**	2,397,199
Zinc grade	%	**7.03**	7.48	**7.18**	7.53
Lead grade	%	**5.06**	5.39	**4.85**	5.51
Silver grade	g/t	**117**	146	**111**	141
Zinc Concentrate	dmt	**86,383**	92,184	**262,958**	282,448
Zinc Recovery	%	**78.5**	81.3	**79.9**	80.5
Lead Recovery - Conc.	%	**76.8**	78.6	**76.6**	78.5
Lead Recovery - Smelter	%	**97.6**	97.3	**97.7**	97.5
Lead in Purchased Concentrate Tonnes Smelted	t	**6,379**	5,096	**22,114**	13,600
Silver in Purchased Concentrate Tonnes Smelted	oz	**938,028**	761,544	**3,210,499**	2,026,796
McArthur River (75% Share)					
Metal Production Summary					
Zinc in Concentrate	t	**29,859**	30,909	**94,715**	96,434
Lead in Concentrate	t	**6,661**	7,969	**21,585**	23,164
Silver in Concentrate	oz	**265,872**	315,776	**867,965**	934,336
Production performances					
Ore Mined	t	**260,431**	227,726	**829,163**	765,154
Ore Milled	t	**268,974**	255,026	**831,752**	771,086
Zinc grade	%	**13.8**	14.7	**13.9**	15.1
Lead grade	%	**5.6**	6.7	**5.8**	6.5
Concentrate	dmt	**63,438**	67,817	**202,196**	206,336
Zinc Recovery	%	**80.3**	82.6	**82.2**	82.7
Lead Recovery	%	**44.0**	47.0	**44.9**	46.0



Production Summary

Note: All data shown is MIM's Share of production

			3 months to 31 Mar 2003	3 months to 31 Mar 2002	9 months to 31 Mar 2003	9 months to 31 Mar 2002
Northfleet/Wakefield						
Mount Isa Sourced Lead		t	**39,553**	37,651	**107,791**	113,497
BRM - Recycled Lead (Northfleet & Wakefield Secondary)		t	**10,070**	11,449	**33,225**	34,901
BRM - Other Primary (MHD & BZL Lead)		t	**11,317**	16,437	**40,934**	48,123
Total Northfleet & Wakefield Lead		t	**60,940**	65,537	**181,950**	196,521
Refined Silver (Ex ISA)		oz	**2,380,295**	2,871,765	**7,894,705**	8,379,341
Refined Silver (Ex Other)		oz	**688,233**	1,147,844	**2,596,370**	3,574,900
Total Northfleet Silver		oz	**3,068,528**	4,019,609	**10,491,075**	11,954,241
Avonmouth						
Lead contained in Lead/Silver bullion	[5]	t	**4,655**	8,838	**21,929**	27,417
Refined Zinc	[5]	t	**13,104**	21,185	**57,310**	69,192
Duisburg						
Lead contained in Lead/Silver bullion	[6]	t	**-**	8,074	**11,487**	22,044
Refined Zinc	[6]	t	**-**	25,150	**40,414**	67,531
Ravenswood						
Metal Production Summary						
Gold Produced - Sarsfield Project		oz	**35,250**	15,049	**83,858**	41,500
Production performances						
Sarsfield Project						
Ore Mined		t	**1,335,797**	1,618,101	**4,674,739**	3,133,582
Ore Milled		t	**1,148,488**	508,147	**2,720,921**	1,320,312
Gold grade		g/t	**1.04**	0.99	**1.05**	1.05
Gold recovery		%	**92.1**	93.3	**91.8**	92.9

[1] Other copper comprises metal in concentrate sold.

[2] Including copper ore processed through the lead-zinc concentrator.

[3] MIM's share of production 100% from 26 June 2002. Comparatives are 51% share.

[4] Ore Mined incudes capitalised medium grade stockpile material.

[5] BZL production ceased 23 February 2003.

[6] MHD Sale was completed on 6 December 2002. Production Data after this date is not included.

Prior period and cumulative data may include minor post reporting period adjustments